SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Change in Shareholding Ownership

São Paulo, April 20, 2021 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), pursuant to Article 12 of CVM Instruction 358/2002, as amended, hereby informs its shareholders and the market in general that it has received correspondence from Bank of America Corporation (“Bank of America”), dated as of April 19, 2021, informing that they disposed preferred shares issued by the Company and as of April 13, 2021, held 10,243,944 preferred shares, representing 3.74% of the total preferred shares issued by the Company. Bank of America has informed that (i) Bank of America Corporation is a corporation validly existing under the laws of the State of Delaware, with the IRS Employer Identification Number is 56-0906609. Its registered office is located at: Bank of America Corporate Center 100 North Tryon Street, Charlotte, NC 28255 USA; (ii) Bank of America holds the equity positions through various subsidiaries that may acquire the securities solely for investment or client facilitation purposes; (iii) Bank of America has holdings totaling to 8,766,308 cash settled preferred shares and 1,477,636 physically settled shares; and (iv) The equity positions in the Company are held by non-resident subsidiaries of Bank of America represented by CITIBANK DTVM SA (CNPJ: 33.868.597/0001-40). The original correspondence is available for consultation on the following address: www.voegol.com.br/ir.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

1	GOL Linhas Aéreas Inteligentes S.A.

Change in Shareholding Ownership

cvm 5% Report

19 April 2021

GOL Linhas Aéreas Inteligentes S.A.

Richard Lark - Chief Financial and IR Officer

Praça Comandante Linneu Gomes s/n

Portaria 3 - Prédio 3 - Jardim Aeroporto - São Paulo - SP

CEP: 04626-900

Email: ri@voegol.com.br

Bank of America Corporation - Disclosure on the Acquisition of Material Equity Holding in GOL Linhas Aéreas Inteligentes S.A.

Dear Sir,

1	For the purposes of Article 12 of the Brazilian Securities Exchange (“CVM”) Ruling No.358, of January 3, 2002, as amended by CVM Instruction No. 568, dated September 17, 2015 (“Ruling No.568”), the undersigned, Bank of America Corporation (“Bank of America”), hereby informs that on April 13, 2021, it held through various subsidiaries:
•	Cash settled shares that total 8,766,308 preferred shares representing 3.18% of the total outstanding preferred shares issued by GOL Linhas Aéreas Inteligentes S.A. (the “Company”)
•	Physically settled shares that 716,649 representing 0.26% of the total outstanding shares issued by GOL Linhas Aéreas Inteligentes S.A. (the “Company”)

GOL Linhas Aéreas Inteligentes S.A. – Preferred Shares (Ticker: GOLL4, ISIN: BRGOLLACNPR4)
Cash Settled Positions
Long Derivatives	8,766,308
Short Derivatives	(8,709,038)
Total Cash Settled Position	8,766,308
Total % Holdings	3.18%

Physically Settled Positions
Long Stock	716,649
Short Stock	(9,334,028)
Long Convertible Bonds	760,987
Total Physically Settled Position	1,477,636
Total % Holdings	0.53%
2	GOL Linhas Aéreas Inteligentes S.A.

Change in Shareholding Ownership

2	Bank of America further requests the Company Investors Relations Officer disclose the following information to CVM through the Occasional Periodic Information System - IPE:
(i)	Bank of America Corporation is a corporation validly existing under the laws of the State of Delaware, with the IRS Employer Identification Number is 56-0906609. Its registered office is located at: Bank of America Corporate Center 100 North Tryon Street, Charlotte, NC 28255 USA;
(ii)	Bank of America holds the equity positions through various subsidiaries that may acquire the securities solely for investment or client facilitation purposes; however, Bank of America does not seek a change of control or a change in the management structure of the Company;
(iii)	Bank of America has holdings totaling to 8,766,308 cash settled preferred shares and 1,477,636 physically settled shares;
(iv)	No debenture convertible into shares issued by the Company is held by Bank of America;
(v)	No agreement or contract regulating the exercise of the voting right or the purchase and sale of securities issued by the Company was executed by Bank of America; and
(vi)	The equity positions in the Company are held by non-resident subsidiaries of Bank of America represented by CITIBANK DTVM SA (CNPJ: 33.868.597/0001-40).

We look forward to hearing from you with regard to the request above. Please do not hesitate to contact us with any further question or comment on the above at the following contact:

Ally Pecarro

Global Regulatory Equity Aggregation Team

Bank of America Corporation

Phone:  (980) 254 - 4395

ally.pecarro@bofa.com

Yours faithfully,

Ally Pecarro

Vice President
Bank of America Corporation

3	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer